UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Draft for Discussion
June 3, 2011

INSTRUMENT OF JUSTIFICATION AND PROTOCOL OF MERGER OF SHARES

By this private instrument, the managers of the companies mentioned below enter into this Instrument of Justification and Protocol of Merger of Shares (“Instrument”) according to articles 224, 225, and 252 of Law No. 6404 of December 15, 1976, as amended (“Law No. 6404/76”) and Brazilian Securities Commission (“CVM”) Ruling 319 of December 3, 1999, as amended (“ICVM 319”).

(a) MOBITEL S.A. a corporation, with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Desembargador Eliseu Guilherme, Nos. 282/292, Paraíso District, Postal Code 04004-030, enrolled with the National Corporate Taxpayers Register under CNPJ No. 67.313.221/0001-90, hereinafter referred to as

“Mobitel”, “Dedic” or “Merging Company”; and

(b) CONTAX PARTICIPAÇÕES S.A., a publicly-held corporation, with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 56, 16th floor, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 04.032.433/0001-80, hereinafter referred to simply as “Contax Participações” or “Surviving Company”;

Mobitel and Contax Participações, represented by their managers, are hereinafter referred to individually as “Party” and jointly as “Parties”;

WHEREAS, the Parties wish that all the shares issued by Mobitel be merged into

Contax Participações (“Merger of Shares”);

WHEREAS, pursuant to the recommendation from the Securities Commission expressed in Guideline No. 35 of September 1, 2008 (“CVM Guideline 35”), a special shareholders’ meeting of Contax Participações was held on March 30, 2011 in order to pass resolutions on its By-laws for the purpose of approving the creation of a special and independent committee according to CVM Guideline 35 (“Special Committee”);

WHEREAS, on April 26, 2011, there was a Meeting of the Board of Directors of Contax Participações to pass resolutions on the election of members of the Special Committee, all managers of Contax Participações or not, with vast experience and technical capacity in accordance with the same parameters set forth in the BM&FBOVESPA New Market Regulations for the qualification of a new member of the Board of Directors of a publicly-held corporation as an “independent member”;

WHEREAS, on June 8, 2011, the Special Committee of Contax Participações submitted to the managers of Contax Participações and of Mobitel its thoughts on the conditions of the proposal for the Merger of Shares, including the replacement of shares issued by Mobitel with shares issued by Contax Participações;

Draft for Discussion
June 3, 2011

NOW, THEREFORE, the Parties resolve to enter into this Instrument of Justification and Protocol of Merger of Shares (“Instrument”), which shall be submitted for approval and ratification of the shareholders of Contax Participações and of Mobitel gathered in a shareholders’ meeting, pursuant to the following terms and conditions.

1. INTRODUCTION

1.1. Subject Matter. The subject matter of this Instrument is to consolidate the justifications, terms, and conditions of the transaction of merger of shares to be proposed to shareholders’ meetings of the Parties, whereby all the shares issued by Mobitel shall be merged into Contax Participações (“Merger of Shares”) and Mobitel shall become a wholly-owned subsidiary of Contax Participações. The purpose of the Merger of Shares covered by this Instrument is to integrate all the activities and shareholding structures of Contax Participações and of Mobitel (“Corporate Restructuring”), in accordance with the Notice of Material Event of Contax

Participações disclosed on January 25, 2011 (“Notice of Material Event”).

     1.1.1. The Corporate Restructuring is limited to the Merger of Shares with the issuance by Contax Participações of common and preferred shares according to the replacement ratio mentioned in item 4.3 of this Instrument, to be attributed to the shareholder that, on the date of the corresponding release, holds shares issued by Mobitel.

1.2. Corporate Structure Before Corporate Restructuring. Currently, the corporate restructuring of the Parties is the following:

Mobitel

Shareholder	No. of Shares	% of the Total and
		Voting Capital
Portugal Telecom Brasil S.A.	135,519,119	87.5%
Fábio Carlos Pereira	19,359,874	12.5%
Total	154,878,993	100%

Draft for Discussion
June 3, 2011

Contax Participações

Shareholder	No. of Registered Common Shares	% of Registered Common Shares	No. of Registered Preferred Shares	% of Registered Preferred Shares	Total Registered Common and Registered Preferred Shares	% of Total Capital
CTX Participações S.A.	15,992,959	69.26%	3,880,666	10.58%	19,873,625	33.25%
Credit Suisse Hedging Griffo CV S.A.	1,684,000	7.29%	8,803,600	24.00%	10,487,600	17.55%
Skopos Administradora de Recursos Ltda.	679,400	2.94%	6,869,600	18.73%	7,549,000	12.63%
HSBC Bank Brasil S.A.	303,200	1.31%	4,467,000	12.18%	4,770,200	7.98%
Eton Park Capital Management, L.P.	1,314,200	5.69%	-	-	1,314,200	2.20%
Others	3,115,841	13.49%	12,660,134	34.51%	15,775,975	26.39%
TOTAL	23,089,600	100.00%	36,681,000	100.00%	59,770,600	100.00%

1.3. Corporate Structure After Corporate Restructuring. After the events described in Section 1.1 above, the corporate structure of the Parties shall be the following, taking into account Fábio’s exercise of withdrawal right pursuant to item 2.6 below and the consequent cancellation of his Mobitel shares:

Mobitel

Shareholder	No. of Shares	% of the Total and
		Voting Capital
Contax Participações	135.519.119	100%
TOTAL	135.519.119	100%

Contax Participações

Shareholder	No. of Registered Common Shares	% of Registered Common Shares	No. of Registered Preferred Shares	% of Registered Preferred Shares	Total Registered Common and Registered Preferred Shares	% of the Total Capital
CTX Participações S.A.	15.992.959	64,06%	3.880.666	9,77%	19.873.625	30,72%
Credit Suisse Hedging Griffo CV S.A.	1.684.000	6,75%	8.803.600	22,16%	10.487.600	16,21%

Draft for Discussion

June 3, 2011

Shareholder	No. of Registered Common Shares	% of Registered Common Shares	No. of Registered Preferred Shares	% of Registered Preferred Shares	Total Registered Common and Registered Preferred Shares	% of the Total Capital
Skopos Administradora de Recursos Ltda.	679.400	2,72%	6.869.600	17,30%	7.549.000	11,67%
Portugal Telecom Brasil S.A.	1.876.982	7,52%	3.038.499	7,65%	4.915.481	7,60%
HSBC Bank Brasil S.A.	303.200	1,21%	4.467.000	11,25%	4.770.200	7,37%
Eton Park Capital Management, L.P.	1.314.200	5,26%	-	-	1.314.200	2,03%
Others	3.115.841	12,48%	12.660.134	31,87%	15.775.975	24,39%
TOTAL	24.966.582	100,00%	39.719.499	100,00%	64.686.081	100,00%

2. JUSTIFICATION FOR CORPORATE RESTRUCTURING

2.1. Justifications for Corporate Restructuring. Bearing in mind that Mobitel and Contax Participações are companies whose business purpose includes activities of the same line of business, that is, contact center, with their activities being complementary, especially regarding their customer base and offered services, the Corporate Restructuring is justified by potential efficiency gains.

2.2. The Corporate Restructuring will combine the experiences of two players, thereby enabling the improvement of contact center activities and the offer of better services to their users. It will also strengthen the performance of both companies on their main markets and will integrate the complementary activities of each company.

2.3. The Corporate Restructuring will also reduce costs and bring administrative, economic, and financial benefits with the reduction of combined operating expenses inasmuch as both Contax Participações and Mobitel will begin to belong to the same economic group.

2.4. Finally, the Corporate Restructuring will enable the creation of worth through the exchange of administrative best practices, thereby resulting in significant improvements in productivity and profitability for Mobitel and for Contax Participações.

Draft for Discussion
June 3, 2011

3. SPECIALIZED COMPANIES

3.1 Specialized Companies. For the preparation of valuations of the Parties for

Corporate Restructuring purposes, the following specialized companies (“Specialized Companies”) have been chosen ad referendum by shareholders’ meetings of the Parties, and such companies hereby represent that there are no current or potential conflicts of or common interests with direct or indirect controlling shareholders of Contax Participações and with direct or indirect controlling shareholders of Mobitel, or with minority shareholders of Contax Participações, or with shareholder(s) of the other companies of their respective groups concerning the Merger of Shares and the Corporate Restructuring as a whole:

(i)

APSIS Consultoria e Avaliações Ltda., enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 08.681.365/0001-30, and with the Regional Accounting Council of the State of Rio de Janeiro under CRC/RJ No. 005112/0-9, with its principal place of business at Rua da Assembléia No. 35, 12th floor, Downtown, in the City of Rio de Janeiro, State of Rio de Janeiro, to conduct the valuation of the book net worth of Mobitel based on the audited financial statements drawn up on December 31, 2010; and

(ii)

Banco BTG Pactual S.A., to conduct the valuation of both Mobitel and Contax Participações through future profitability methodology based on retrospective analysis, scenario projection, and discounted cash flow on

December 31, 2010 (“Base Date”), in accordance with the criteria and premises listed in Exhibit II to this Instrument.

4. MERGER OF SHARES OF MOBITEL INTO CONTAX PARTICIPAÇÕES, VALUATIONS, AND REPLACEMENT RATIO

4.1. Merger of Shares. By means of the Merger of Shares of Mobitel Shares, Mobitel shall become a wholly-owned subsidiary of Contax Participações, pursuant to and for the purposes of article 252 of Law No. 6404/76.

4.2. Valuations. For the purposes of the Merger of Mobitel Shares, the Specialized Companies, as the case may be, conducted the following valuations:

     4.2.1. Book Net Worth Valuation. For the purposes of accounting registration of the Mobitel shares to be transferred to Contax Participações and the consequent increase in the capital stock of Contax Participações, the book net worth of Mobitel was valuated based on its financial statements drawn up on December 31, 2010, in the amount of one hundred and seventy-eight million, two hundred and fifteen thousand, nine hundred and fifty-nine Reais and sixty-eight cents (R$178,215,959.68), or one Real, fifteen cents and fraction thereof (R$1.1507) per share, in accordance with the accounting report contained in Exhibit I hereto, prepared by APSIS Consultoria e Avaliações Ltda.

Draft for Discussion
June 3, 2011

     4.2.2. Economic Valuation. For the purposes of supporting the definition of the ratio of replacement of shares issued by Mobitel with shares issued by Contax Participações, both Mobitel and Contax Participações were valuated in accordance with the fairness opinion independently prepared by Banco BTG Pactual S.A. using future profitability methodology based on retrospective analysis, projected scenario and discounted cash flows on December 31, 2010, in accordance with the criteria and premises listed in Exhibit II to this Instrument.

4.3. Share Replacement Ratio Proposed for the Merger of Mobitel Shares: The replacement ratio was negotiated and determined independently by the Parties’ managers based on: (i) the fairness opinion on the economic value of the companies obtained by the Parties from Banco BTG Pactual S.A.; and (ii) the economic value of Mobitel and of Contax Participações pursuant to the valuation reports contained in Exhibit II to this Instrument after the managers of Mobitel and of Contax Participações examined and discussed the recommendations and conclusions of the Special Committee of Contax Participações, as shown in the tables below:

Replacement Ratio Based on the Reports contained in Exhibit II

Company	Economic Value	Replacement Ratio
Mobitel	R$187 million to 213 million	1
		0.0343 to 0.0417 Registered
		Common Shares
Contax Participações	R$2,233 million to 2,390 million
		0.0343 to 0.0418 Registered
		Preferred Shares

     4.3.1. Each shareholder of Mobitel shall receive, per each common share of Mobitel owned by it, zero point zero three hundred and sixty-two (0.0362) common shares issued by Contax Participações, multiplied by the percentage of common shares in which the capital stock of Contax Participações is divided, and, per each common share of Mobitel owned by it, zero point zero three hundred and sixty-three (0.0363) preferred shares issued by Contax Participações, multiplied by the percentage of preferred shares in which the capital stock of Contax Participações divided, resulting in the total issuance by Contax Participações of one million, eight hundred and seventy-six thousand, nine hundred and eighty-two (1,876,982) common shares and three million and thirty-eight thousand, four hundred and ninety-nine (3,038,499) preferred shares, all book-entry shares with no par value.

Draft for Discussion
June 3, 2011

     4.3.2. Allocation of the Value of Mobitel Shares and Increase in the Capital Stock of Contax Participações. In the event of Merger of Mobitel Shares to be approved pursuant to this Instrument, the book value of Mobitel shares of one hundred and seventy-eight million, two hundred and fifteen thousand, nine hundred and fifty-nine Reais and sixty-eight cents (R$178,215,959.68) pursuant to the valuation mentioned in item 4.2.1, thirty-four million, four hundred and fifty-five thousand, eight hundred and forty Reais and fifty-six cents (R$34,455,840.56) shall be allocated to the capital stock of Contax Participações and one hundred and forty-three million, seven hundred and sixty thousand, one hundred nineteen Reais and twelve cents (R$143,760,119.12) shall be allocated to the capital reserve of Contax Participações. Therefore, the capital stock of Contax Participações shall be increased by thirty-four million, four hundred and fifty-five thousand, eight hundred and forty Reais and fifty-six cents (R$34,455,840.56), thereby increasing from two hundred and twenty-three million, eight hundred and seventy-three thousand, one hundred and sixteen Reais and ten cents (R$223,873,116.10) to two hundred and fifty-eight million, three hundred and twenty-eight thousand, nine hundred and fifty-six Reais and sixty-six cents (R$258,328,956.66), in accordance with the accounting report contained in Exhibit II to this Instrument.

     4.3.3. Shares Issued in the Merger of Shares. In the event the Merger of Shares is approved, one million, eight hundred and seventy-six thousand, nine hundred and eighty-two (1,876,982) new common shares and three million and thirty-eight thousand, four hundred and ninety-nine (3,038,499) new preferred shares, all registered and with no book value, shall be issued to be fully attributed to the shareholders of Mobitel in accordance with their corresponding equity interest in the capital stock of Mobitel.

     4.3.4. In view of the increase in the capital stock as described in Sections 4.3.2 and 4.3.3. above, the capital stock of Contax Participações shall begin to be represented by sixty-four million, six hundred and eighty-six thousand and eighty-one (64,686,081) shares, with twenty-four million, nine hundred and sixty-six thousand, five hundred and eighty-two (24,966,582) common shares and thirty-nine million, seven hundred and nineteen thousand, four hundred and ninety-nine (39,719,499) preferred shares, all registered and with no par value.

     4.3.5. The shares to be issued by Contax Participações in view of the Merger of Mobitel Shares shall be entitled to all rights theretofore ensured to already existing shares of Contax Participações, including sharing profits declared by Contax Participações to its shareholder from the date of approval of the Merger of Shares.

Draft for Discussion
June 3, 2011

4.4. Withdrawal Right of Contax Participações’ Shareholders. In compliance with the provisions of articles 252, paragraph 1 and article 137, II of Law No. 6404/76, as amended, the dissenting shareholders of Contax Participações who exercise their withdrawal right due to the approval of the Merger of Shares of Mobitel shall be entitled to the reimbursement of the equity value of their shares, calculated based upon the Financial Statements of Contax Participações drawn up on December 31st, 2010 and disclosed on March 2nd, 2011. Therefore, the reimbursement amount to be paid to the dissenting shareholders of Contax Participações shall be seven Reais and fraction (R$7.0097) per share, without prejudice to the mentioned shareholder requesting the drawing up of a special balance sheet for the purposes of calculating the reimbursement amount, as provided for in article 45, paragraph 2 of Law No. 6404/76.

     4.4.1. Term for Exercise of the Withdrawal Right of the Shareholders of Contax Participações. The withdrawal right can be exercised by the dissenting shareholder of Contax Participações within no longer than thirty (30) days as of the date of release of the minutes of the shareholders meeting which resolves on the Merger of Shares of Mobitel, as provided for in article 137, IV of Law No. 6404/76, provided that the effective payment of the reimbursement amount shall remain conditioned to the performance of all acts provided for in this Section 4.

     4.4.1.1. The dissenting shareholder of Contax Participações may exercise its reimbursement right only in relation to the shares demonstrably owned by such shareholder, continuously maintained by the shareholder from January 25th, 2011, date in which the Corporate Restructuring was released to the market, by means of a Notice of Material Event, and the date of the effective exercise of the withdrawal right.

     4.4.2. In case it is understood that the exercise of the withdrawal right by the dissenting shareholders will endanger the financial stability of Contax Participações, the management of Contax Participações may call a new shareholders' meeting to resolve on the ratification or reconsideration of the Merger of Shares, pursuant to art. 137, paragraph 3, of Law No. 6404/76.

4.5. Withdrawal Right of Mobitel Shareholder. In compliance with the provisions of articles 252, paragraph 1, 264 and article 137, II of Law No. 6404/76, as well as pursuant to the terms and conditions of the Agreement for Exercise of Withdrawal Right and other Covenants, executed on January 31st, 2011, by and between Mobitel, GPTI Tecnologia da Informação S.A., Fábio Carlos Pereira (“Fábio”), and Portugal Telecom Brasil S.A., with the intervention of GET – Gestão Empresarial e Tecnológica Ltda. (“Agreement for Exercise of Withdrawal Right”), in case the Merger of Shares of Mobitel is approved pursuant to this Instrument, the shareholder Fábio, holder of nineteen million, three hundred fifty nine thousand, eight hundred seventy four (19,359,874) common, registered shares with no par value, representing twelve point five percent (12.5%) of the total voting capital stock of Mobitel (“Fábio Shares”), undertook to exercise its withdrawal right from Mobitel and, due to the mentioned Agreement for Exercise of Withdrawal Right, shall be entitled to the reimbursement of the amount of its Fabio Shares comprising twenty three million Reais (R$23,000,000.00)1.

1 Amount subject to adjustment according to the terms of the Agreement for Exercise of Withdrawal Right.

Draft for Discussion
June 3, 2011

4.5.1 Term for Exercising the Withdrawal Right of the Dissenting Shareholder of Mobitel. The withdrawal right may be exercised by the dissenting shareholder of Mobitel within no longer than thirty (30) days as of the date of release of the minutes of shareholders meeting which resolves on the Merger of Shares of Mobitel, subject-matter of this Section 4, as provided for in article 137, IV of Law No. 6404/76, as amended, provided that the effective payment of the reimbursement amount shall remain conditioned to the performance of all acts provided for in this Section 4, as well as the compliance with the terms and conditions of the Agreement for Exercise of Withdrawal Right.

     4.5.1.1 The dissenting shareholder of Mobitel may exercise its reimbursement right in relation to the shares held by him/her on the date of the first release of the call notice for the shareholders meeting which resolved on the Merger of Shares of Mobitel, subject-matter of this Section 4, the call being dispended with pursuant to article 124, paragraph 4 of Law No. 6404, as amended, in relation to the shares he/she holds on the date of the mentioned shareholders meeting.

4.6. Amendment to the Contax Participações’ By-laws. The by-laws of Contax Participações shall be amended in order to reproduce the capital increase described in Section 4.3 above

4.7. Implementation. The managements of Mobitel and Contax Participações undertake to perform all acts, registrations and annotations necessary to the implementation of the Merger of Shares of Mobitel, after the approval by the shareholders' meetings of Mobitel and Contax Participações.

5. STATEMENT OF THE SPECIAL COMMITTEE OF CONTAX PARTICIPAÇÕES

5.1. Notwithstanding the Merger of Shares not involving controlling and controlled companies, in compliance with the market good practices, the managers of the Parties complied with CVM Guideline 35, reason why the Independent Special Committee of Contax Participações was formed. The Independent Special Committee of Contax Participações, pursuant to CVM Guideline 35, after reviewing and discussing, independently, the conditions of Merger of Shares, based upon reports and studies of the financial and legal consultants retained by Contax Participações, the proposals of the management related to the conditions of the Corporate Restructuring, as well as the other documents presented by the management of Contax Participações, and the valuation prepared by Barclays Capital, independent financial advisor retained exclusively for assisting the analysis of the Committee, presented its considerations to the managements of Contax Participações and Mobitel, concluding that the replacement ratio proposed for the Merger of Shares described in Section 4.3 above is appropriate and, from the Contax Participações’ point of view, equitable for the Merger of Shares.

Draft for Discussion
June 3, 2011

6. GENERAL PROVISIONS

6.1. Adjustments of equity interests as a result of the exercise of the withdrawal right. All adjustments in the amount of capital stocks and number of shares issued by the Parties deemed necessary shall be carried out, due to the exercise of any withdrawal right by the dissenting shareholders of the shareholders meeting of Contax Participações and the shareholders meeting of Mobitel which resolve on the Merger of Shares of Mobitel, subject-matter hereof.

6.2. Equity changes occurred in Dedic and Contax Participações as of December 31st, 2010, Base Date of the Merger of Shares, to the date of approval of the Merger of Shares shall be directly allocated to each one of the companies.

6.3. Lack of Succession. By virtue of the consummation of the Merger of Shares, Contax Participações shall not absorb assets, rights or liabilities of Mobitel, so that Mobitel will maintain its legal personality intact, no succession being carried out.

6.4. Compliance with Applicable Laws and Regulations. While implementing the Corporate Restructuring, the managers of the Parties shall observe the legal and regulatory provisions applicable, including, without limitation, CVM Guidelines Nos. 319/99, 320/99 and 349/01.

6.5. Annotations and Registrations The management of Contax Participações, with the cooperation of Mobitel's management, shall be accountable for performing all acts necessary to the implementation of the Merger of Shares mentioned hereunder, as well as all communications, registrations and annotations of data and everything else necessary to the consummation of the transaction.

6.6. Jurisdiction. The Parties and their respective managements elect the central courts of the City of Rio de Janeiro, State of Rio de Janeiro, as the courts of jurisdiction to solve any controversies resulting from this Instrument.

The Parties execute this instrument in three (3) identical counterparts, in the presence of two (2) witnesses identified below. Rio de Janeiro, June 14th, 2011.

Draft for Discussion
June 3, 2011

MOBITEL S.A.
By:	By:
Title:	Title:

CONTAX PARTICIPAÇÕES S.A.
By:	By:
Title:	Title:

Witnesses:
Name:	Name:
ID CARD (RG):	ID CARD (RG):

Draft for Discussion
June 3, 2011

EXHIBIT I

TO THE INSTRUMENT OF JUSTIFICATION AND PROTOCOL OF MERGER OF SHARES

VALUATION REPORT OF THE NET EQUITY BOOK VALUE OF MOBITEL

Draft for Discussion
June 3, 2011

EXHIBIT II

TO THE INSTRUMENT OF JUSTIFICATION AND PROTOCOL OF MERGER OF SHARES

VALUATION REPORT OF THE REPLACEMENT RATIO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 21, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.